

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2022

Marc Lasky
Chief Executive Officer
Fernhill Corp
3773 Howard Hughes Pkwy
Suite 500S
Las Vegas, NV 89169

>   **Re: Fernhill Corp**
>   **Amendment No. 5 to Offering Statement on Form 1-A**
>   **Filed February 25, 2022**
>   **File No. 024-11630**

Dear Mr. Lasky:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Offering Statement on Form 1-A

Financial Statements
Qandlestick, LLC Financial Statements for the six months ended June 30, 2021, page F-30

1.   Please revise the interim June 30 financial statements of Qandlestick, LLC to include comparative financial information for the period ended June 30, 2020. Reference is made to section F/S(b)(5) of the instructions to Form 1-A. In addition, please confirm that the financial statements of Qandlestick, LLC include the operations of Mainbloq LTD as a consolidated subsidiary, and if so please revise the related party footnote to the both the annual and interim Qandlestick, LLC financial statements to state that fact.

       You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Jeff Turner, Esq.